UNIFIED SERIES TRUST

2960 N. Meridian Street, Suite 300

Indianapolis, IN 46208

March 25, 2010

VIA EDGAR

Deborah O’Neal-Johnson, Esq.

Securities and Exchange Commission

Division of Investment Management

450 5th Street, NW, 5-6

Washington, DC 20549

Re: Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. O'Neal-Johnson:

          Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests the acceleration of the effective date of Post Effective Amendment #138 to the Registration Statement of the above-referenced investment company, in respect of the Bell Worldwide Trends Fund, Leeb Focus Fund, Roosevelt Multi-Cap Fund, Symons Value Institutional Fund, Symons Capital Appreciation Institutional Fund, and Symons Small Cap Institutional Fund to Tuesday, March 30, 2010 or as soon thereafter as practicable.

Sincerely yours,

UNIFIED SERIES TRUST

By:	/s/ Tara Pierson
Tara Pierson, Assistant Secretary